Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.           Name and Address of Company

Great Panther Mining Limited (the “Company”)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Item 2.           Date of Material Change

May 20, 2020.

Item 3.           News Release

The Company’s news release dated May 20, 2020 was disseminated via CNW Group and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4.           Summary of the Material Change

The Company completed on May 20, 2020 the bought deal offering (the “Offering”) of 40,250,000 common shares, at a price of US$0.40 per share, for aggregate gross proceeds of US$16.1 million.

Item 5             Full Description of the Material Change

Item 5.1         Full Description of the Material Change

The Company completed the Offering on May 20, 2020 for aggregate gross proceeds of US$16.1 million, pursuant to which the Company issued 40,250,000 common shares of the Company at the price of US$0.40 per share.

The Offering was led by Cantor Fitzgerald Canada Corporation (“CFCC”) and BMO Nesbitt Burns Inc. (“BMO”), as co-lead underwriters and joint book-runners, on behalf of themselves and a syndicate of underwriters, including H.C. Wainwright & Co., LLC as lead manager, and Roth Capital Partners, LLC as manager (collectively with CFCC and BMO, the “Underwriters”). The Underwriters fully exercised their over-allotment option to purchase 5,250,000 common shares and received a cash commission equal to 6% of the gross proceeds of the Offering.

The Company intends to use the net proceeds of the Offering for near mine and regional exploration programs at the Tucano Gold Mine, improvement of the Company’s working capital balances and general corporate purposes.

The Offering was made by way of a prospectus supplement dated May 14, 2020 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-231830) (the “Registration Statement”), each dated July 2, 2019. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 5, 2019. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the SEC. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC's website at www.sec.gov.

Item 5.2         Disclosure for Restructuring Transactions

Not applicable.

Item 6            Reliance on subsection 7.1(2) of National Instrument 51 – 102

Not applicable.

Item 7.           Omitted Information

Not applicable.

Item 8.           Executive Officer

Jim Zadra

Chief Financial Officer

Telephone: 604-608-1766

Item 9.           Date of Report

May 26, 2020